

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

March 24, 2017

Via E-mail
George A. Makris, Jr.
Chairman and Chief Executive Officer
Simmons First National Corporation
501 Main Street
Pine Bluff, AR 71601

     Re: **Simmons First National Corporation**
                     Amendment No. 2 to Registration Statement on Form S-4
                     Filed March 22, 2017
                     File No. 333-215647

Dear Mr. Makris:

     We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The HCIC Special Meeting

Shares Held by Executive Officers and Directors, page 32

1.   We note your disclosure in the penultimate sentence of this paragraph summarizing the impact of the HCIC voting agreements. Please disclose representative examples to illustrate voting outcomes if HCIC's board receives a superior acquisition proposal, particularly regarding the shares eligible to vote at the HCIC special meeting that are not subject to a voting agreement (the "unconstrained shares"). In this regard we note that it appears that the merger would still be approved so long as either (i) approximately 8.1% of the unconstrained shares voted in favor of the merger agreement (with all unconstrained shares voting), or (ii) approximately 12.5% of the unconstrained shares voted in favor of the merger agreement (with only a small number of unconstrained shares voting). Accordingly, if true, please disclose that the merger will be approved

unless between 92% and 88% of the unconstrained shares vote against the merger, depending on whether all or a small number of the unconstrained shares submit proxies for Proposal 1, respectively.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel
Office of Financial Services

cc: Frank M. Conner III, Esq.